Exhibit 14.1

Nerium Biotechnology, Inc.
Code of Business Ethics Affirmation

CONFIDENTIAL

I have read and understand the Nerium Biotechnology, Inc.'s Code of Business Ethics. The following applies:

☐	To the best of my knowledge, I affirm that activities by me and by members of my family have been and will continue to be in compliance with the Code.

☐	I am (1) presently employed by, or (2) hold an official position (director, officer, partner) in, or (3) have an ownership interest in the following for-profit organization(s):

Organization Name:________________________________

Title:____________________________________________

Employment Relationship/
Ownership Interest:_______________________________

Employee Name:____________________________________________________________

Title:____________________________________________________________________

Affiliate:________________________  Branch/Department:____________________

Signature:_____________________________________  Date:____________________

Return this form to the Human Resources Department and attach any necessary additional sheets. This Code of Business Ethics Affirmation is in addition to any reporting or disclosure requirements that may be required by regulatory agencies.

January 15, 2010

To all Nerium Biotechnology, Inc. employees:

This brochure describes Nerium Biotechnology, Inc.’s Code of Business Ethics. Some of the elements of the Code are matters of law, and some are matters of Nerium Biotechnology, Inc. However, they are not arbitrary restrictions, nor is there intent to show a lack of faith in the integrity of Nerium Biotechnology, Inc. employees.

All prohibited or restricted activities involve -- directly or indirectly – a breach of the trust between Nerium Biotechnology, Inc. and its benefactors, suppliers or vendors and between Nerium Biotechology, Inc. and its employees. That is why the penalties for ethical misconduct are severe -- up to and including termination of employment with Nerium Biotechnology, Inc. Some ethical breaches may also subject the violator to criminal fines and/or imprisonment.

Remember that most of these are common sense requirements. Your good judgment and continuing concern for your own and Nerium Biotechnology, Inc.’s integrity will always be your most important lines of defense against ethical misconduct.

Because of the fundamental importance of the Code of Business Ethics, we ask that the Code be reviewed and acknowledged with a signed statement by all employees at the beginning of employment and by our officers annually thereafter. Employees should read the guidelines contained within this brochure carefully and review them each year.

Note that the Code can provide only general guidelines. Specific situations should be brought to management's attention if you have any question about the Code's interpretation.

Very Truly Yours,

Dennis R. Knocke
President

Nerium Biotechnology, Inc.

Code of Business Ethics

CONFIDENTIAL

Nerium Biotechnology, Inc.

PERSONAL CONDUCT

Ethical behavior means both personal adherence to the highest ethical standards and refusal to "look the other way" when confronted with the unethical behavior of others. For this reason, among others, the following activities are considered unethical and violate Nerium Biotechnology Inc.’s (the “Company”) policies and procedures:

1.     Willfully engaging in a Nerium Biotechnology, Inc.-related transaction with known or suspected criminal individuals, or with customers who fail or refuse to provide evidence of their identity.

2.     Failing to report to management any known or suspected illegal transaction or action initiated by a customer or employee.

3.     Withholding information from Nerium Biotechnology, Inc., management, which would expose an attempt to involve the Company in an unlawful transaction or indicate an attempt to deceive law enforcement agencies.

Please note the following provision of the U. S. Criminal Code (18 U.S.C. Sect. 3):

"Whoever knowing that an offense (breach of federal criminal law) has been committed, receives, relieves, comforts or assists the offender in order to hinder or prevent his apprehension, trial or punishment, is an accessory after the fact".

Like the person who commits the crime, an accessory after the fact is subject to fine and/or imprisonment.

CONFLICT OF INTEREST POLICY

Fulfillment of Nerium Biotechnology’s, Inc. commitments requires complete objectivity and independence on the part of each and every employee. Further, "potential" conflicts of interest, which may cast doubt on our integrity on the part of our customers, benefactors, or employees, must be avoided. An employee may not use his or her position, influence, confidential information, or Nerium Biotechnology, Inc. assets for personal gain. Furthermore, each employee must manage his or her personal and business affairs so as to avoid situations that might lead to a conflict or even suspicion of a conflict between self-interest and duty to the Company, suppliers and benefactors. Examples of actual or potential conflicts of interest include the following:

•	Ownership of, or any other interest in, a firm which has done or desired to do business with the company.
•	Acceptance of payments or services from those seeking to do business with the Company.
•	Placement of business with a firm which will result in a direct economic benefit to the employee or any member of his or her family.

Apparent conflicts of interest can easily arise. Any employee who feels that he or she may have an actual or potential conflict of interest should report all pertinent details in a memorandum to his or her supervisor. The information relayed will be kept completely confidential. The supervisor with the appropriate guidance from the Human Resources will evaluate the potential conflict and instruct you as to the proper course of action.

INSIDER TRADING

Federal law prohibits insiders from trading in securities of a firm when in possession of material nonpublic information. The test of materiality, for purposes of the insider trading laws, is whether there is a "substantial likelihood" that a reasonable investor would consider the information important in deciding how to act in regard to the Company's securities. In other words, would the information be an important factor in an investor's decision to buy or sell?

Consider the following scenario: You find out that a company's earnings have jumped 40% and that it will not be publicly announced until next week. You won't tell anybody. You'll just quietly buy 500 shares of their stock and drop a hint to your parents that it might be a good investment for them, too.

There are people currently serving prison terms who could explain why you shouldn't do this. Under federal and state securities laws, you, and the person(s) who receives the information could be held legally responsible for misusing insider information.

PERSONAL FINANCES

Because Nerium Biotechnology, Inc.’s reputation rests in part on its integrity, its employees are expected to manage their personal finances in an intelligent and prudent manner.

To avoid a potential conflict of interest -- and to avoid imposing a wrongful burden on a customer benefactor, supplier, or staff member -- the following financial activities are prohibited:

1. Borrowing from other staff members.

2. Borrowing from customers, benefactors or suppliers other than lending institutions.

3. Investing, either directly or indirectly, in a customer, benefactor or supplier other than those publicly traded on national exchanges.

4. Selling or leasing personal goods or services to a customer, supplier, or benefactor.

RELATIONSHIPS WITH OUTSIDE PARTIES

GOVERNMENT AGENCIES AND UNIONS

Federal, state and local government departments and agencies have regulations concerning acceptance by their employees of entertainment, meals and gifts from firms and persons with whom the departments and agencies do business or over whom they have regulatory authority. Employees may not give, or offer to give, to such government employees or union officials or representatives any entertainment, meal, or gift unless the giving of such entertainment, meal or gift is not illegal, is of minimal value, and is clearly appropriate under the circumstances.

FRIENDS AND RELATIVES

Employees may entertain socially any relatives or friends employed by or representing government agencies or trade unions. It should be clear, however, that the entertainment is not related to the business or union affairs of the Company. No expenditure for such social entertainment is reimbursable by the Company to the employee.

OTHERS

Furnishing meals, refreshments and entertainment in conjunction with business discussions with personnel outside government is a commonly accepted business practice. The furnishing of meals, refreshments, or entertainment, however, should not violate the standards of conduct of the recipient's organization.

The Company prohibits gifts to any private individual, firm, or entity with which we do business or seek to do business except under circumstances expressly approved by the Human Resources Department

Employees who make, and supervisors who approve, expenditures for meals, refreshments, or entertainment must use discretion and take care to ensure that such expenditures are in the proper course of business and could not reasonably be construed as bribes or improper inducements.

RECEIPT OF ITEMS BY EMPLOYEES

Employees may accept meals, refreshments, or entertainment of nominal value in connection with business discussions. While it is difficult to define the term "nominal" by means of a specific dollar limitation, a common sense determination should dictate what one would consider lavish, extravagant, or frequent. No employee may participate in major entertainment functions (e.g., golf or hunting trips) unless the employee or the company either pays the full cost thereof or, within six months of the function, substantially reciprocates.

It is the personal responsibility of every employee to ensure that his or her acceptance of such meals, refreshments, or entertainment is proper and could not reasonably be subject to being construed as an attempt by the offering party to secure favorable treatment.

Employees are not permitted to accept gifts or other items of value from individuals, firms, or representatives of firms who have to seek business relationships with the Company. Should circumstances arise where gifts or other items of value are received and cannot be returned, such gifts or other items of value shall be turned in to the Director of the Human Resources for disposition to a charitable organization.

POLITICAL ACTIVITIES

No funds or assets of the Nerium Biotechnology, Inc., including the work time of any employee, will be contributed, loaned, or made available directly or indirectly to any political party or to the campaign of any candidate for a federal, state or local office.

Nerium Biotechnology, Inc. strongly encourages its employees to become involved in civic affairs and to participate in political activities. Employees must recognize, however, that their involvement and participation must be on an individual basis, on their own time, and at their own expense. Further, when an employee speaks on public issues, it must be made clear that comments or statements made are those of the individual and not the Company.

REPORTING AND DISCLOSURE

Should an employee be unsure of or become personally involved in any situation that may violate the requirements or the spirit of this Code of Business Ethics, he or she must contact a supervisor or the Director of the Human Resources Department.

If an employee is aware of situations among his or her fellow employees that appear to violate his or her understanding of this Code of Business Ethics, he or she should report those situations to the appropriate Company official.

ADMINISTRATION OF THE CODE

Failure to comply with the standards contained in this Code will result in disciplinary action that may include termination and reimbursement to the Company for any losses or damages resulting from the violation. As with all matters involving disciplinary action, principles of fairness will apply. Any employee charged with a violation of this Code will be afforded an opportunity to explain his or her actions before any necessary disciplinary action is taken.

It should be noted that if circumstances warrant, the company is obligated to notify the appropriate law enforcement agencies.

Nerium Biotechnology, Inc. is confident that, with the help of management and staff, the company will continue to enjoy their excellent reputations in the business community and the community-at-large.

It is hoped that these guidelines will be helpful. We encourage you to contact your supervisor with any comments or suggestions.